SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS ANNOUNCES FISCAL YEAR 2005 FOURTH QUARTER RESULTS
(Rio de Janeiro – February 17, 2006) – PETRÓLEO BRASILEIRO S.A. – PETROBRAS releases its consolidated results today, expressed in millions of reais, according to Brazilian GAAP.

PETROBRAS reported net income of R$ 23,725 million in 2005, 40% higher than the amount reported in 2004 and the highest in its history. 2005-4Q net income of R$ 8,142 was also a record.

In 2005-4Q, consolidated net operating income was R$ 38,638 million, 31% higher than the same period in 2004 (R$ 29,402 million). EBITDA in 2005-4Q was R$ 12,416 million, 40% higher than the R$ 8,858 million reported in 2004-4Q. The market value of the company at 12.31.2005 totaled R$ 173,584 million, an increase of 54% when compared to year-end 2004.

  Consolidated net income in 2005-4Q was R$ 8,142 million, 92% higher than the 2004-4Q results, due to higher oil and oil product prices in the domestic and international markets, the increase in domestic oil and NGL (15%) production, the higher production and quality of oil products (2%) and the fiscal benefit (R$ 746 million) arising from greater provisioning of interest on own capital.
  Partially offsetting these gains were higher expenses from drilling and exploration as well as other operating expenses.

  Total production of oil, NGL´s and natural gas increased by 11% in 2005-4Q versus the same period in 2004, reaching an average of 2,257 thousand barrels per day due in part to the start of production at platform P-43 (Barracuda) in December/2004 and platform P-48 (Caratinga) in February/2005. The domestic production of oil and NGL´s averaged 1,736 barrels/day in 2005, with 85% being produced in the Bacia de Campos (1,467 barrels/day).

  The share of the domestic oil in the refinery throughput was also a record, reaching 1,376 thousand barrels/day in 2005 (against 1,292 barrels/day in 2004).

  During 2005-4Q and for the full year 2005, the increase in Brazilian production of oil and oil products caused PETROBRAS to become a net exporter for the first time, exporting more liquid barrels of oil and oil products than were imported.

  Brazil's proven reserves in 2005 based on SPE (Society of Petroleum Engineers) criteria, totaled 13.2 billion barrels of oil equivalent (BOE), an increase of 2% over 2004 (implying a reserve life of 19.7 years based on current production rates). The Reserves Replacement Index (RRI) was 131.1% The International proven reserves totaled 1.68 billion of boe in 2005 (SPE criteria), a decrease of 0.191 billion of boe when compared to 2004, due to the reassessment of reserves in Bolivia and Argentina. The implied reserve life for International production is now 17.8 years. According to SEC criteria, proven reserves in 2005 were 10.6 billion of boe in Brazil and 1.197 billion of boe abroad (10.6 billion of BOE and 1.25 billion of BOE in 2004, respectively).

  The consolidated net debt of PETROBRAS was reduced from R$ 35,816 million on 12.31.2004 to R$ 24,825 million as of 12.31.2005, due to higher cash flow generation and a decrease in reported debt caused by the appreciation of the Brazilian real against the U.S. dollar (12%).
  For 2005 on a consolidated basis PETROBRAS invested R$ 25,710 million (14% higher than the previous year). Of this amount, R$ 13,934 million were invested in developing oil and natural gas production in Brazil. These investments include those incurred by the Special Purpose Entities (SPEs), which amounted to R$ 2,385 million.

  PETROBRAS’ full year 2005 results allow for the Board of Directors to propose for approval a dividend in the amount of R$ 7,018 million (R$ 1.60 per share) at the Annual Shareholders Meeting on 04.03.2006. This dividend includes interest on own capital in the amount of R$ 5,483 million (R$ 1.25 per share), and is subject to withholding tax of 15% (except for those shareholders who are exempt from such tax). Of this amount, R$ 2,193 million has already been allocated to shareholders and was paid on 01.05.2006.

  The value added by the consolidated PETROBRAS, for the fiscal year 2005, reached R$ 115.311 million, 21% above that of 2004, with R$ 63.810 million allocated to the government through federal, state and municipal taxes, R$ 17.110 million to financial expenses, rentals and charters, R$ 24.748 million to the shareholders and R$ 9.643 million to salaries, benefits and other charges.

This document is broken down into 5 sections:

PETROBRAS SYSTEM	Índices	PETROBRAS	Índices
Financial Performance		Accounting statements
Operating Performance
Financial Statements
Appendices

PETROBRAS SYSTEM

Comments from the CEO, Mr. José Sergio Gabrielli de Azevedo

2005 was a banner year for Petrobras: Consolidated net income was a record R$ 23.7 billion, 40% higher than 2004´s previous record income. On the operating front, new benchmarks were established: oil and gas production in Brazil and overseas averaged 2.217 million barrels of oil equivalent (BOE) per day, a 10% increase over 2004. Furthermore, we invested R$25.7 billion in 2005, a 14% increase.

Entrepreneurial success, excellent operating and financial results, technological achievements, the establishment of partnerships, and our revised business plan, all contribute to a promising future with sustainable growth. Our Business Plan´s call for total investments of US$ 56.4 billions during the next five years, is indicative of the Company’s opportunity for growth all our business segments, both in Brazil and overseas.

The start-up of two major new platforms (P-43 and P-48), adding a further 300,000 barrels to domestic production capacity, was an important step towards realizing the dream of making our principal market, Brazil, self-sufficient in oil production. National self-sufficiency will be achieved once production from P-50, now in test phase, begins to flow. During 2005, we achieved a milestone in our Company history by reaching peak production of 1.8 million BOE per day, with a daily average output during the year of 1.684 million barrels, 13% more than the average for 2004. This ranks us among the fastest growing companies in the global hydrocarbons industry.

Due to the expansion of investments in exploration and production, the Company was able to report some important discoveries and at the same time, announce the commercial viability of new fields in the Santos, Espírito Santo and Campos basins, where preliminary evaluations for the gigantic Papa Terra field reveal recoverable volumes of between 700 million and one billion BOE. Among the new finds, particularly notable were fresh discoveries of deep oil and gas reservoirs in the Marlim Leste field in the Campos Basin, based on a new exploratory model. These present exceptional opportunities for additional reserves of light sweet oil. Again in the E&P segment, the Company increased its exploration portfolio, successfully bidding for 96 blocks at the National Oil, Natural Gas and Biofuels Agency’s (ANP) seventh bidding round. Of these blocks, Petrobras will be the operator in seventy.

Thus, contrary to what is the case with other major oil companies, increased production volumes have not meant a reduction in our proved oil reserves. We ended the year with a reserves replenishment ratio of 131.1% in Brazil, which means that for every barrel of oil produced during 2005 Petrobras incorporated 1.311 boe.

Besides the production development projects underway at the Company, the new finds and increases in areas with prospecting potential open up excellent perspectives for ensuring the sustainability of Brazilian self-sufficiency, allowing Petrobras to grow in a secure and profitable manner. In the oil and gas production area alone, some 40 new projects in different sedimentary basins are earmarked to be included in the Company’s portfolio.

In the refining area in Brazil, work on refinery modernization continues apace, the objective being to increase the capacity for processing heavy crude and improving the quality of oil products. In addition, the Company placed the cornerstone for the first refinery dedicated exclusively to processing heavy crude oil in Brazil, located in the state of Pernambuco. The Company’s strategic plan is budgeting investments of US$ 8 billion in refinery modernization through 2010.

For the second consecutive year, Petrobras broke its own record for processing domestic feedstock. The Company’s Brazilian refineries processed a daily average of 1,727 thousand barrels of oil, equivalent to 88% of installed capacity. The participation of domestic crude in refinery throughput was also a record, reaching 80%, with significant gains in sales margins given the reduced need for imported light crude. We ended the year with a trade deficit of US$ 130 million after netting our import costs against export revenues, versus a deficit of US$ 3.2 billion in 2004, resulting in a US$ 3.0 billion decrease in the foreign currency expenses with imports of oil and oil products.

Petrobras launched its Diesel 500 brand with a 75% lower sulfur content and destined for sale in the major Brazilian metropolitan centers – further underlining the Company’s position as a socially and environmentally responsible institution. Developed in its own refineries, this new diesel fuel from Petrobras will make a contribution to the improvement in air quality in the major urban centers.

In accordance with the strategy for its overseas business, Petrobras further expanded its international activities, particularly in the area of exploration and production. As part of these efforts, the company signed an offshore exploration agreement with Libya, obtained a further block each in Nigeria and Venezuela, and won the concession for an additional 53 blocks in the Gulf of Mexico (USA).

Following a memorandum of understanding with the Astra Oil Company early in 2006, approval was given for the acquisition of a 50% stake in the Pasadena Refining System Inc. refinery in the United States. In line with Company strategy, the acquisition will provide additional value-added to heavy crude oil produced in Brazil since Petrobras plans to introduce its technological know-how for processing heavy oil at this unit.

A joint venture agreement with a Japanese company created the Brazil-Japan Ethanol Co. Ltd, representing yet another step forward in the strategy for international growth aligned to social and environmental responsibility. The objective of this new project will be to import Brazilian ethanol for distribution to the Japanese market.

In the Gas and Energy area, Petrobras accelerated its growth strategy by approving capital expenditures of US$ 6.5 billion through 2010 n this segment. The Company participated in the first new energy auction, ensuring a fixed revenue flow for 1,391 MW of thermo-electric capacity over a 15-year period. During the year and the early weeks of 2006, the Company concluded the acquisition of three merchant thermoelectric plants, which in addition to bolstering its position in the energy segment, eliminated contingency payments that the Company had been obliged to disburse under contracts signed in 2001 and 2002.

The investment grade classification awarded by Moody’s to the Company, should bring Petrobras, among other benefits, a lower cost of capital, and expanded opportunities for the development of new projects, which will ensure over the medium to long term, better shareholder returns, making the Company ever more competitive.

Another reflection of performance in 2005 can also be gauged from the increase of trading in the Company’s shares, Petrobras shares being the most negotiated on the São Paulo Stock Exchange – Bovespa during the year. Trading was further intensified following the stock split in September 2005, improving the accessibility of the shares to the small and medium-size investor. Market confidence in Petrobras was reflected in the increase of 54% in market capitalization in relation to 2004. On January 31 2006, another record was broken when the Company´s valuation in the equity markets reached R$ 218 billion. Business Week magazine, which ranks global companies according to market capitalization, classified Petrobras as the eighth most valuable company in the sector, as well as Latin America’s most valuable.

Petrobras ended 2005 repeating the exceptional performance that has been a characteristic of past years, the result of integrated and collaborative management at all its segments of activity. One consequence of this is the high degree of operating reliability of all our business units throughout each segment. Over the next few years, the opportunities for of the Company’s integrated growth can be measured by our capital expenditures, which are projected to grow in all areas of activity. Emphasis will be given to investments in exploration and production, to the development of the natural gas market, and to selective expansion in our international businesses.

At the dawn of a new era when Brazil is to reach sustainable self-sufficiency in oil, we wish to reaffirm our gratitude to all Petrobras employees as well as our expanded workforce that includes suppliers and service providers, all of whom have been adhering to our recommendations and insistence on improvements in quality, occupational safety, the protection of the environment and social responsibility.

PETROBRAS SYSTEM	Financial Performance

Net Income and Consolidated Economic Indicators

PETROBRAS, its subsidiaries and controlled companies reported a net income of R$ 23,725 million for 2005, 40% higher than the net income recorded in 2004.

R$ Million
	Fourth Quarter				Fiscal Year
3Q - 2005 (1)	2005 (1)	2004 (2)	Δ%		2005 (1)	2004 (2)	Δ%

46.555	50.066	39.225	28	Gross Operating Revenue	179.065	150.440	19
35.711	38.638	29.402	31	Net Operating Revenue	136.605	111.128	23
10.905	10.145	6.848	48	Operating Profit (3)	39.773	29.930	33
(711)	(333)	(527)	(37)	Financial Result	(2.843)	(3.321)	(14)
5.632	8.142	4.237	92	Net Income	23.725	16.887	40
1,28	1,86	0,97	92	Net Income per Share (4)	5,41	3,85	40
168.035	173.584	112.458	54	Market Value (Holding)	173.584	112.458	54
42	43	38	5	Gross Margin (%)	44	41	3
31	26	23	3	Operating Margin (%)	29	27	2
16	21	14	7	Net Margin (%)	17	15	2
12.763	12.416	8.858	40	EBITDA – R$ million (5)	47.808	36.798	30

				Financial and Economic Indicators
61.53	56.90	44.00	29	Brent (US$/bbl)	54,38	38,21	42
2,3449	2,2507	2,7862	(19)	US Dollar Average Price - Sale (R$)	2,4350	2,9262	(17)
2,2222	2,3407	2,6544	(12)	US Dollar Last Price - Sale (R$)	2,3407	2,6544	(12)

(1) From 01.01.2005, the Special Purpose Companies whose activities are directly or indirectly controlled by PETROBRAS were included in the Consolidated Financial Statements, as per CVM Instruction No. 408/2004.

(2) To facilitate comparison, the Special Purpose Companies were also included in the 3Q-2004 financial statements, and in the accumulated period January-September 2004.
(3) Income before financial revenues and expenses, equity income and taxes.
(4) For purposes of comparison, net income per share was recalculated for the prior periods, due to the stock split approved at the Extraordinary Shareholders Meeting on July 22, 2005.
(5) Operating income before the financial result and equity income + depreciation/amortization/well write-offs.

EBITDA COMPONENTS

R$ Million
	Fourth Quarter			Fiscal Year
3Q-2005	2005	2004		2005	2004

9.935	10.104	6.051	Operating Income as per Brazilian Corporate Law	36.680	26.464
711	333	527	(-) Financial Result	2.843	3.321
259	(292)	270	(-) Equity Income Results	250	145

10.905	10.145	6.848	Operating Profit	39.773	29.930
1.858	2.271	2.010	Depreciation & Amortization	8.035	6.868

12.763	12.416	8.858	EBITDA	47.808	36.798

36	32	30	EBITDA Margin (%)	35	33

Consolidated operating income for 2005 increased 40% due to the increase in prices and volumes sold in the domestic and international markets, the increase in the production of oil and NGL´s in Brazil (13%), and the production and quality of oil products (2%), as detailed below:
  Gross profit increased R$ 13,438 million:

		R$ Million
			2005 x 2004
Main Items		Net Revenues	Cost of Goods Sold	Gross Profit

. Domestic Market:	- Effect of Volumes Sold	1.254	(850)	404
	- Effect of Prices	13.040	-	13.040
. Intl. Market:	- Effect of Export Volumes	4.103	(1.761)	2.342
	- Effect of Export Price	3.226	-	3.226
. Increase in expenses:	- Oil, Gas and Oil Product Imports	-	(1.718)	(1.718)
	- Third-Party Services	-	(832)	(832)
	- Domestic Government Take	-	(2.425)	(2.425)
	- Salaries, Perquisites and Benefits	-	(814)	(814)
	- Materials, Services and Depreciation		(1.236)	(1.236)
. Increase in Profitability of Distribution Segment		635	-	635
. Increase (Decrease) in Operations of Commercialization Abroad		805	(784)	21
. Increase (Decrease) in International Sales		2.183	(1.385)	798
. FX Effect on Controlled Companies' Revenues and Costs Abroad		(1.654)	1.211	(443)
. Others		1.885	(1.445)	440

		25.477	(12.039)	13.438

  Increase in Selling Expenses (R$ 725 million) related to the greater volumes sold and the increase in freight costs resulting from the increased exports.

  Increase in the General and Administrative Expenses (R$ 1,287 million), due to higher personnel, network maintenance and software licensing fees.

  Increase in expenses for healthcare and retirement plans, due to changes stemming from the proceedings set forth in the actuarial review of Dec/2004 (R$ 690 million).

  Increase in drilling and exploration expenses (R$ 561 million) due to an increase in the geological and geophysical activities, the capping of dry and/or non-commercial wells and the effect of provisioning for abandonment of the area.

  Increase in research and development expenses (R$ 239 million) related to greater research activities and seismic data exploration contracts.

  Increase in other operating expenses (R$ 403 million), due mainly to institutional relations and cultural sponsorships (R$ 221 million) and Net Losses in the Gas and Energy Business Segment.

  Decrease in tax expenses (R$ 360 million), due to a change in tax laws in August/2004 (Decreto nº 5.164/04) that eliminated the PIS/PASEP and COFINS tax applicable to financial income.

  Positive effect from the net financial result of R$ 478 million, which was a result of the following:

    A decrease in net financial expenses of R$ 691 million, as a result of the reduction in expenses from loans and financings caused by the 12% appreciation in the Brazilian real against the U.S. dollar during the year, and in spite of the increased Libor rate incurred on some of these loans and financings.

    Negative exchange rate and monetary variation (R$ 213 million), caused by a reduction in the exchange variations (R$ 419 million), as a result of the appreciation of the Brazilian real against the U.S. dollar during the year (12%) compared to the appreciation in the previous year (8%), combined with that fact that the parent company has shifted from net debtor to net creditor with its its subsidiaries and other controlled companies.

  Increase in the provisioning for income tax and social contribution over net income in the amount of R$ 3,898 million, due to the increase in income before tax and despite having taken advantage of a higher fiscal benefit resulting from the provisioning for interest on own capital in 2005 (R$ 5,483 million, which was higher than the R$ 4,386 million taken in 2004).

PETROBRAS SYSTEM	Operating Performance

Physical Indicators

	Fourth Quarter				Fiscal Year
3Q-2005	2005	2004	Δ%		2005	2004	Δ%

Exploration & Production - thousand bpd

1.889	1.892	1.680	13	Oil and LNG production	1.847	1.661	11
1.725	1.736	1.511	15	Domestic	1.684	1.493	13
164	156	169	(8)	International	163	168	(3)
368	365	360	1	Natural Gas production (1)	370	359	3
271	274	267	3	Domestic	274	265	3
97	91	93	(2)	International	96	94	2

2.257	2.257	2.040	11	Total production	2.217	2.020	10

(1) Does not include liquified gas and includes reinjected gas

Refining, Transport and Supply - thousand bpd
393	360	452	(20)	Crude oil imports	352	450	(22)
99	65	132	(51)	Oil products imports	94	109	(14)

493	425	584	(27)	Import of crude oil and oil products	446	559	(20)

249	301	137	119	Crude oil exports	263	181	46
246	250	193	30	Oil products exports	241	228	6

495	551	330	67	Export of crude oil and oil products	504	409	23

2	126	(254)	-	Net exports (imports) crude oil and oil products	58	(150)	-

149	154	126	22	Import of gas and others	141	124	14
17	13	10	33	Others Exports	13	6	109
1.907	1.868	1.833	2	Output of oil products	1.839	1.797	2
1.804	1.761	1.727	2	• Brazil	1.735	1.696	2
103	107	106	1	• International	104	101	3
2.114	2.114	2.114	-	Primary Processed Installed Capacity	2.114	2.114	-
1.985	1.985	1.985	-	• brazil (2)	1.985	1.985	-
129	129	129	-	• International	129	129	-
				Use of Installed Capacity (%)
91	91	89	2	• Brazil	88	87	1
77	83	83	-	• International	80	78	2
80	79	77	2	Domestic crude as % of total feedstock processed	80	76	4

(2) As per ownership recognized by the ANP.

Sales Volume - thousand bpd

696	674	684	(1)	Diesel	665	656	1
290	289	287	1	Gasoline	287	275	4
103	98	100	(2)	Fuel Oil	99	108	(8)
164	153	154	(1)	Naphtha	157	157	-
227	217	209	4	LPG	213	210	1
78	79	75	4	QAV	78	74	5
173	138	182	(24)	Others	156	157	(1)

1.731	1.647	1.691	(3)	Total Oil Products	1.655	1.637	1
26	33	34	(3)	Alcohol, Nitrogens and others	28	32	(13)
236	239	227	5	Natural Gas	228	210	9

1.993	1.919	1.952	(2)	Total domestic market	1.911	1.879	2
509	560	341	64	Exports	512	416	23
413	375	386	(3)	International Sales	385	416	(7)

922	935	727	29	Total international market	897	832	8

2.915	2.854	2.679	7	Total	2.808	2.711	4

Prices and Costs Indicators

	Fourth Quarter				Fiscal Year
3Q-2005	2005	2004	Δ%		2005	2004	Δ%

Average Oil Products Realization Prices
142,21	161,11	131,30	23	Domestic Market (R$/bbl)	143,16	119,05	20

Average Sales price - US$ per bbl
				Oil (US$/bbl)
54,24	46,05	35,11	31	Brazil (3)	45,42	33,49	36
37,38	35,04	27,48	28	International	34,44	26,36	31
				Natural Gas (US$/bbl)
13,09	14,61	12,81	14	Brazil (4)	13,00	11,56	12
10,13	11,71	7,43	58	International	9,77	6,96	40
(3) Average of the exports and the internal transfer prices from E&P to Supply
(4) Intenal transfer prices from E&P to Gas & Energy

Cost - US$/barril
				Lifting Cost:
				• Brazil (5)
5,44	6,07	4,56	33	• • without government participation	5,73	4,28	34
15,08	15,96	12,30	30	• • with government participation	14,65	10,72	37
2,78	3,57	2,90	23	• International	2,90	2,60	12
				Refining cost
1,86	2,03	1,63	25	• Brazil (5)	1,90	1,38	38
1,41	1,35	1,09	24	• International	1,30	1,09	19
402	490	300	63	Corporate Overhead (US$ million) Holding Company (5)	1.540	951	62

Cost - R$/barril
				Lifting Cost:
				• Brazil (5)
12,57	13,73	12,56	9	• • without government participation	13,83	12,30	12
35,84	36,24	34,54	5	• • with government participation	35,20	31,17	13
				Refining cost
4,31	4,56	4,67	(2)	• Brazil (5)	4,59	3,98	15

(5) The company, in order to promote a better indexes adherence to its operating and management models, has reviewed their concepts, recalculating the values of previous periods.

Exploration and Production - Thousand Barrels/Day

Domestic production of oil and NGL´s increased 13% in 2005 over 2004, due to the start-up of operations at FPSO-MLS in Marlim Sul (June/2004) and platforms P-43 in Barracuda and P-48 in Caratinga (December/2004 and February/2005, respectively).

Domestic production of oil and NGL´s in 2005-4Q was kept relatively steady, with an increase of 1% when compared with production levels for 2005-3Q.

International oil production declined 3% against 2004 due to the natural decline in some fields in Angola and Argentina. Gas production increased 2% due to production increases in the Bolivian unit coming from increases gas demand from Brazil and Argentina.

International production of oil for 2005-4Q declined 5% when compared with 2005-3Q due to maintenance stoppages at production facilities in Angola and the work interruption caused by the 10-day strike in Argentina in October 2005. Gas production was also reduced by 6% compared with the third quarter by the Argentine strike.

Refining, Transportation and Supply - Thousand Barrels/Day

The quantity of crude oil feedstock processed by the domestic refineries in 2005 increased 1% when compared with the previous year. Compared with 2005-3Q, the feedstock processed during 2005-4Q decreased 1% due primarily to the maintenance work to the facilities and operating problems with some of the production equipment.

The quantity of feedstock processed (primary processing) by overseas refineries increased 2% in 2005 when compared with 2004, in order to meet higher demand in the Bolivian market and also because of the export of special gasoline and reconstituted oil.

For 2005-4Q, feedstock processed by the overseas refineries increased 8% over 2005-3Q, following the return to normal operations of refineries in Bolivia and Argentina for maintenance stoppages.

Costs

Lifting Cost (US$/barrel)

Lifting costs in Brazil, excluding government take increased 34% in 2005 as compared with 2004. After discounting the effect of a 17% appreciation in the Brazilian real against the U.S. dollar, in association with the percent of expenses in national currency over the costs for this activity, the lifting cost increased 10% over 2004 primarily as a consequence of higher chartering fees for rigs linked to the increases in the international price of oil, as well as higher expenses for transportation, underwater operations, restoration and maintenance, and chemicals used to unlock and eliminate toxic gases, increased salaries and benefits resulting from the collective labor agreements for 2004/2005 and 2005/2006, increases in the workforce, and the actuarial review performed at the end of 2004 that prompted an increase to the provisions for future health care and pension benefits.

The 12% increase in lifting costs in Brazil, excluding government take, for 2005-4Q, when compared with 2005-3Q, is due primariliy to higher expenses with well interventions and specialized technical services for restoration and equipment maintenance, as well as third party charters. After discounting the effects of the 4% appreciation in the average exchange rate of the Real against the U.S. dollar, lifting costs were up 7% versus 3Q-2005.

Lifting costs in Brazil for 2005, including government take, increased 37% in relation to 2004, in response to the generalized increases in operating expenses, mentioned above, as well as higher special participation tax resulting from the higher average reference price for domestic oil, based in international market quotations, besides the 17% Real appreciation against the US dollar. The inclusion of P-43 and P-48 in the basis used to calculate the special participation as of 2005 also contributed to the total increase in government participation through the special participation tax.

Brazilian lifting costs in 2005-Q4, taking into account government participation, increased 6% over 2005-Q3 as a result of the previously mentioned lifting cost increase, and government participation (3%), mainly in the Marlim Field, caused by the higher reference price levels for domestic oil.

The international lifting cost increased 12% in 2005 in relation to 2004 due to greater third party expenses, personnel and equipment maintenance costs in the Argentine operation.

In 2005-Q4, the international lifting cost increased 28% in relation to 2005-Q3 due to greater maintenance services and equipment expenses in the Bolivian unit and personnel expenses in Argentina.

Refining Cost (US$/Barrel)

Domestic unit refining costs in 2005 increased 38% in relation to 2004 due primarily to higher personnel expenses associated with increased salaries and benefits, an increase in the number of workers, and, a revision in the actuarial calculations at the end of 2004 related to future healthcare and pension benefits. Refining costs were also adversely influenced by higher expenditures for scheduled refinery stopagges. Discounting the effects of the 17% appreciation in the Brazilian real versus the U.S. dollar to domestically incurred expenses denominated in the local currency, the unit refining costs increased 17% in relation to 2004.

The domestic unit refining cost in 2005-Q4 increased 9% compared to 2005-Q3, primarily as a result of the higher personnel expenses and the scheduled shutdowns at RLAM. Discounting the effects of the currency appreciation of 4% in the quarter, the unit refining cost increased 5%.

The average international unit refining cost increased 19% in 2005 in relation to 2004 due to expenses incurred for the scheduled shutdowns at the Bolivian and Argentine refineries.

The average unit cost of international refining in 2005-Q4 was 4% lower than in 2005-Q3 due to a reduction in electric power and personnel expenses in the Bolivian operations.

Corporate Overhead – Parent Company (US$ million)

Corporate overhead increased 62% in 2005 due to higher expenses linked to sponsorships, publicity and advertising, data processing, safety measures, and maintenance expenses at the administrative buildings. Increased salary and benefit expenses resulting from the Collective Labor Agreements for 2004/2005 and 2005/2006, and the revision to actuarial calculations used for healthcare and pension provisions also contributed to the increase. Discounting the effects of the 17% appreciation in the real against the U.S. dollar, given that all overhead expenses are in Reais, overhead increased 35% in relation to 2004.

Compared to Q3-2005, corporate overhead for Q4-2005 increased 22%, due, principally, to greater expenses for services contracted for sponsorships, publicity and advertising, safety, environment, health and data processing. Discounting the effects of the Real's appreciation, (4%), for total overall expenses in Reals, there was a 15% increase.

Sales Volume – Thousand Barrels/day

Total domestic sales volumes increased 2% in 2005, compared to 2004. Of particular note was the increase in gasoline sales (4%) resulting from increases in the number of urban vehicles and in the natural gas fleet (9%), greater industrial consumption and a rise in the number of vehicle conversions. The increased sales of these products was partially offset by a reduction in the sales of Fuel Oil (8%) as a result of the strong competition from substitute products such as coal, coke, biomass, wood and natural gas. Diesel consumption remained relatively stable in relation to 2004, because increased use in agriculture was partially offset by reduced demand in other segments from price increases.

Result by Business Area R$ million (1)
	Fourth Quarter				Fiscal Year
3Q-2005	2005	2004	Δ%		2005	2004	Δ%

7.348	4.960	4.506	10	EXPLORATION & PRODUCTION	22.699	18.083	26
784	1.272	838	52	SUPPLY	5.556	2.553	118
(42)	(476)	(93)	412	GAS & ENERGY	(624)	(517)	21
205	296	267	11	DISTRIBUTION (3)	784	623	26
1	47	119	(61)	INTERNATIONAL (2)	567	347	63
(2.014)	948	(1.305)	(173)	CORPORATE	(4.096)	(3.677)	11
(650)	1.095	(95)	(1.253)	ELIMINATIONS AND ADJUSTMENTS	(1.161)	(525)	121

5.632	8.142	4.237	92	CONSOLIDATED NET INCOME	23.725	16.887	40

(1) Financial statements by business area and their respective comments are presented starting on page 25.

(2) In the international business unit, the ability to make comparisons between the periods is influenced by changes in the exchange rate, keeping in mind that all operations are executed abroad, in dollars or in other currencies of those countries where each firm is headquartered, there may be significant variations in Reais, principally arising from and reflecting changes in the exchange rate.

(3) In the Distribution business area, comparability between the periods is affected by the business of LIQUIGÁS, acquired by Petrobras Distribuidora - BR on August 9, 2004, and included in the consolidation of the PETROBRAS System as of August 2004.

RESULT BY BUSINESS AREA

PETROBRAS is a company that operates in an integrated manner, with the greatest part of oil and gas production in the Exploration & Production area being transferred to other areas of the Company.

The main criteria used to report results by business area are highlighted below:

a)
Net operating revenues: the revenues related to sales made to external clients were considered, plus the billing and transfers between business areas, using the internal transfer prices defined between the areas as a reference, with methodology based on market parameters..

b)
Included in the computation of operating income are: net operating revenues, the costs of goods and services sold, which are reported by each business area considering the internal transfer price and the other operating costs of each area, as well as operating expenses in which the expenses effectively incurred in each area are considered.

c)	Assets: includes the assets identified in each area.

E&P - In 2005, operating profits for the Exploration and Production unit were R$ 22.699 million, 26% higher than the operating income reported in 2004 (R$ 18.083 million), due to the R$ 8.401 million increase in gross profits from petroleum sales and transfers, reflecting the increase in international prices as well as the 13% rise in petroleum and NGL production, and the 3% rise in natural gas production, despite a 17% appreciation in the average exchange rate of the Real against the U.S. dollar and the lesser increase in the value of heavy petroleum in the international market compared to lighter petroleum.

The spread between the average price of sold/transferred domestic petroleum and the average Brent price increased from US$ 4.72/bbl in 2004 to US$ 8.96/bbl in 2005.

Part of the increase in gross profit was offset by a rise of R$ 731 million in expenses for prospecting and drilling due to the abandonment of dry wells and/or subcommercial wells, as well as the updating of provision for abandonment of the area.

In 2005-Q4 operating profit attributable to the Exploration and Production business unit was R$ 4.960 million, 32% less than the cash profit accounted for in the previous quarter (R$ 7.348 million). This was due to a reduction of R$ 3.208 million in gross profit, reflecting the decrease in international petroleum prices, a 1% reduction in natural gas production, a 4% appreciation in the average exchange rate of the Real against the U.S. dollar and the lower increase in value of heavy petroleum in the international market compared to lighter petroleum, despite a 1% increase in petroleum and NGL production.

The spread between the average price for sold/transferred domestic petroleum and the average Brent price increased from US$ 7.29/bbl in 2005-Q3 to US$ 10.85/bbl in 2005-Q4.

Also contributing to the decrease in operating profit was a R$ 754 million increase in expenses for prospecting and drilling due to the drop in dry wells and/or subcommercial wells, aside from the updating of provisions for abandonment of the area.

SUPPLY – In 2005, net income for the Supply segment was R$ 5.556 million, 118% higher than net income recorded in 2004 (R$ 2.553 million), reflecting the R$ 4.859 million increase in gross profit, as highlighted by the following factors:

  Rise in average production value of derivates sold in domestic and foreign markets;

  Improvement in the refineries' production profile, decreasing the need to import oil products with a greater added value;

  Increase of 4% in holdings of national oil in the loads processed by the refineries;

  Increase of 2% in production of oil products.

Part of these effects was offset by the following:

  Increase in the purchase and transfer price for petroleum and oil products, pressured by the increase in international prices, despite the 17% appreciation in the average exchange rate of the Real against the U.S. dollar and the rise in the spread between heavy and light petroleum;

  Rise in refining costs, principally due to the increase in the complexity of the refinery pool.

In 2005-4Q, net income accounted for by the Supply segment was R$ 1.272 million, 62% higher than the net income accounted for in the preceding quarter (R$ 784 million), due to an increase of R$1.458 million in gross profit, impacted by the following factors:

  Rise in average production value of products sold in domestic markets;

  Decrease of 43% in the volume of imports of oil products and 7% in the volume of petroleum imports;
  Decrease in the purchase and transfer price for petroleum, reflecting the fall in international prices and the increase in the spread between heavy and light petroleum.

Part of these effects were offset by a 4% decrease in the sales volumes of oil products in the domestic market. .

GAS AND ENERGY – In 2005 results for sales of energy showed improvement, bolstered by the signing of new contracts. Operating income for natural gas sales continued to be positive. This takes into consideration the 9% increase in sales volume and the sales price realignment process for natural gas, despite the higher operating expenses.

Increased revenues were not enough to offset losses in energy generation, as a result of continued low prices for thermo-electric capacity as well as the costs incurred in 2005 to renegotiate existing contracts and making up for thermo-plant short fall in the Northeast.

Together, these factors resulted in the Gas and Energy segment reporting a loss of R$ 624 million in 2005, but 21% higher than the R$ 517 million loss incurred in the previous year.

Excluding the extraordinary expenses, Gas and Energy segment would reach in 2005 a R$ 38 million operating profit (R$108 million operating profit in 2004).

In the 2005-4Q the Gas and Energy segment posted a loss of R$ 476 million, compared with a loss of R$ 42 million in the previous quarter, due to the impact on indebtedness of the devaluation of the real in relation to the U.S. dollar, as well as to expenses realized in the quarter and the negotiation of contractual deferred charges and to the acquisition of thermoelectric plants and making up for thermo-plant short fall in the Northeast.

DISTRIBUTION – In 2005, the Distribution business posted a net income of R$ 784 million, 26% above the net income posted for 2004 (R$ 623 million), due to an increase of R$ 636 million in gross profit, largely from the consolidation of Liquigás (purchased in August 2004), which had a positive impact on the volumes sold, 10% greater than in 2004.

These effects were partially offset by an increase of R$ 226 million in operating expenses, particularly the increase in commercial and distribution expenses for products and for personnel.

The market share of distribution of fuels in 2005 was 33.8% (552 thousand bbl/day), including the company Liquigás, whereas in 2004 it was 31.6% (500 thousand bbl/day).

In 2005, Liquigás contributed gross and net incomes of R$ 548 million and R$ 111 million, respectively. From August to December 2004, the contribution of Liquigás to gross and net incomes of R$ 319 million and R$ 155 million, respectively.

In relation to the previous quarter, when the net income posted in the area of Distribution was R$ 205 million, the net income in the 2005-Q4 was 44% greater, due to a reduction of R$ 36 million in operating expenses.

The market share for distribution of fuels was 33.8% in the 2005-Q4 (561 thousand bbl/day), including the company Liquigás, and was 33.6% in the 2005-Q3 (568 thousand bbl/day).

INTERNATIONAL – In 2005, the International business posted a net income equivalent to R$ 567 million, 63% greater than the equivalent net income of R$ 347 posted in 2004.

This increase in net income was due principally to the following factors:

  Increase of R$ 355 million in gross profit, due to the increase in the international price of oil, the increase in the sale of gas from Bolivia to Brazil, and the contract for the sale of Bolivian gas to Argentina, which entered into effect in June 2004. These effects were partially offset by the following factors: i) declining production in mature fields in Argentina and Angola; ii) rise in production costs in Bolivia due to the increase of the tax on hydrocarbons from 18% to 50% beginning in May 2005; iii) lower margins on the sale of diesel and gasoline in Argentina due to the restrictions imposed by the government on retail prices; and iv) the 12% increase in the real in relation to the U.S. dollar during the process of conversion of the financial statements.

  Increase in earnings from interests in other companies, in the amount of R$ 79 million, due principally to the improved results of interest in companies associated with PEPSA, highlighted by the electric energy sector in Argentina.

These effects were partially offset by the increase in operating expenses, in the amount of R$ 106 million, due to reduction of tax credits in Ecuador, and to the increase in general and administrative expenses.

In 2005-Q4, the International business posted a net income equivalent to R$ 47 million, in comparison to the equivalent net income of R$ 1 million posted in the previous quarter.

This increase in net income was due principally to the following factors:

  Increase of R$ 253 million in the gross profit due to the effect of the devaluation of the Real in relation to the U.S. dollar in the currency conversion of the financial statements; and

  Reduction of R$ 141 million in income tax expenses, due principally to the recovery of tax credits in Argentina

This increase was partially offset by the increase in operating expenses, in the amount of R$ 152 million, highlighted by the abandonment of dry and/or sub-commercial wells and expenses with geological studies.

CORPORATE – The corporate activities of the PETROBRAS System produced a loss of R$4,096 million in 2005, 11% above the loss posted for 2004 (R$ 3,677 million), highlighted by greater spending on personnel, advertising, publicity, and with the change to the assumptions in the actuarial revision of the Health Plans (Supplementary Medical Assistance) and Retirement (“Petros”), regarding retired persons and pensioners.

A part of these effects were offset by a decrease of R$ 767 million in the net financial result, concerning loans and financing, principally as a result of the rise of the real in relation to the U.S. dollar in 2005 (12%), when compared with the previous year (8%).

In 2005-Q4 a net income of R$ 948 million was posted in comparison with the loss in the previous quarter of R$ 2,014 million, highlighted by the gains obtained from assets exposed to exchange variation (R$ 2,651 million), as a result of the 5% devaluation of the real in relation to the U.S. dollar.

Consolidated Debt

	R$ Million

	12.31.2005	12.31.2004	Δ%
Short-term Debt (1)	11.116	9.575	16
Long-term Debt (1)	37.126	46.228	(20)

Total	48.242	55.803	(14)
Net Debt (2)	24.825	35.816	(31)
Net Debt/(Net Debt + Shareholder's Equity) (1)	24%	32%	(8)
Total Net Liabilities (1) (3)	163.404	148.701	10
Capital Structure
(Third Parties Net / Total Liabilities Net)	52%	58%	(6)

(1)	Includes debt assumed through leasing contracts (R$ 3,300 million on 12.31.2005 and R$ 4,021 million on 12.31.2004).
(2)	Total Debt – Net available.
(3)	Net total liabilities of cash/financial applications.

Net Debt of PETROBRAS System on 12.31.2005 totaled R$ 24,825 million, a reduction of 31% in relation to 12.31.2004. The increase of the Brazilian real in relation to the U.S. dollar has contributed to the reduction of the debt. The reduction in net debt caused an improvement in our leverage as measured by Net Debt/EDITDA, which fell from 0.97 on 12.31.2004 to 0.52 on 12.31.2005. Debt/Equity is now at 52% as of 12.31.2005, a reduction of 6 percentage points in comparison with 12.31.2004.

Total Gross Debt
12.31.2005
Leasing - ST
1%
Short-Term
Financing
22%
Leasing LT
6%
Long-Term
Financing
71%
Breakdown by Currency
Dollar
82%
Others
9%
Reais
9%
Breakdown by Rate
Up to 6%
From 6 to
8%
From 10 to
12%
From 8 to
10%
Breakdown by Category
"Notes"
48%
Debenture
9%
BNDES
6%
Others
7%
Financial
Institutions
30%

Gross debt - R$ million

24.825
23.417
35.816
19.987
Net Debt
Cash/Cash Equivalent
12.31.2005
12.31.2004

Consolidated Investments

R$ Million
	Fiscal Year
	2005	%	2004	%	Δ%
• Own Investments	22.927	90	21.151	93	8

Exploration & Production	13.934	54	12.441	55	12
Supply	3.286	13	3.907	17	(16)
Gas and Energy	1.527	6	625	3	144
International	3.153	12	2.331	10	35
Distribution	495	2	1.223	5	(60)
Corporate	532	3	624	3	(15)
• Special Purpose Companies (SPCs)	2.385	9	775	4	208

• Ventures under Negotiation	311	1	454	2	(31)

• Structured Projects	87	-	169	1	(49)

Exploration & Production	87	-	169	1	(49)
Espadarte/Marimbá/Voador	52	-	32	-	63
Cabiúnas	-	-	45	-	-
Marlim / Nova Marlim	-	-	17	-	-
PCGC	35	-	75	1	(53)

Total Investments	25.710	100	22.549	100	14

R$ Million
	Fiscal Year
	2005	%	2004	%	Δ%
International
Exploration & Production	2.758	87	2.017	87	37
Supply	212	7	41	2	417
Gas and Energy	79	3	98	4	(19)
Distribution	38	1	39	1	(3)
Others	66	2	136	6	(51)

Total Investments	3.153	100	2.331	100	35

R$ Million
	Fiscal Year
	2005	%	2004	%	Δ%
Projects Developed by SPCs
Marlim Leste	789	33	-
PDET Off Shore	231	10	-	-	-
Barracuda & Caratinga	288	12	597	77	(52)
Malhas	834	35	153	20	445
Cabiúnas	5	-	25	3	(80)
Amazônia	238	10	-	-	-

Total Investments	2.385	100	775	100	208

In line with its strategic objectives, PETROBRAS acts in consortium with other companies as a concessionaire of exploration, development, and production rights for petroleum and natural gas. Currently, the Company has partnerships in 104 blocks, through 62 consortia. Total investment on the order of US$ 8,547 million are forecast for these ventures.

PETROBRAS, in fulfillment of the goals outlined in its strategic plan, continues to give priority to investment in the development of its capacity to produce petroleum and natural gas, through its own investments and the structuring of ventures with partners. In 2005, total investments attained R$ 25,710 million, which represented an increase of 14% in relation to the resources applied in 2004.

PETROBRAS SYSTEM	Financial Statements

Income Statement – Consolidated

R$ Million
Fourth Quarter				Fiscal Year
3Q-2005 (1)	2005 (1)	2004 (2)		2005 (1)	2004 (2)

46.555	50.066	39.225	Gross Operating Revenues	179.065	150.440
(10.844)	(11.428)	(9.823)	Sales Deductions	(42.460)	(39.312)

35.711	38.638	29.402	Net Operating Revenues	136.605	111.128
(20.589)	(22.030)	(18.123)	Cost of Goods Sold	(77.108)	(65.069)

15.122	16.608	11.279	Gross Profit	59.497	46.059
			Operating Expenses
(1.247)	(1.709)	(1.287)	Sales	(5.477)	(4.752)
(1.302)	(1.660)	(1.174)	General & Administrative	(5.431)	(4.144)
(386)	(1.275)	(408)	Exploratory Costs	(2.245)	(1.684)
-	(104)	(54)	Losses on recovery of assets	(104)	(54)
(248)	(271)	(187)	Research & Development	(935)	(696)
(202)	(275)	(229)	Taxes	(895)	(1.255)
(584)	(456)	(360)	Health and Pension Plans	(2.011)	(1.321)
(248)	(713)	(732)	Other	(2.626)	(2.223)

(4.217)	(6.463)	(4.431)		(19.724)	(16.129)

			Net Financial Expenses
(132)	1.289	(86)	Income	1.351	1.276
(827)	(1.322)	(1.126)	Expenses	(4.564)	(5.180)
(593)	1.057	(267)	Monetary & FX Correction - Assets	(1.112)	185
841	(1.357)	952	Monetary & FX Correction - Liabilities	1.482	398

(711)	(333)	(527)		(2.843)	(3.321)

(4.928)	(6.796)	(4.958)		(22.567)	(19.450)
(259)	292	(270)	Gains from Investments in Subsidiaries	(250)	(145)

9.935	10.104	6.051	Operating Profit	36.680	26.464
14	68	(92)	Non-operating Income (Expenses)	(124)	(207)
(3.485)	(2.442)	(1.143)	Income Tax & Social Contribution	(10.802)	(6.904)
(558)	763	(448)	Minority Interest	(1.023)	(1.683)
(274)	(351)	(131)	Employee Profit Sharing Plan	(1.006)	(783)

5.632	8.142	4.237	Net Income	23.725	16.887

(1)	Beginning on 01.01.2005, the Special Purpose Entities, whose activities are directly or indirectly controlled by PETROBRAS, were included in the Consolidated Financial Statements, as per CVM Instruction No. 408/2004.
(2)	To facilitate comparability, the Special Purpose Entities were also included in the financial statements of 2004-Q4 and of 2004.

Some values related to prior periods were reclassified for the purpose of aligning the financial statements to the current period, thus facilitating comparability.

Balance Sheet - Consolidated

Assets	R$ Million
	Dec 31, 2005	Sep 30, 2005	Dec 31, 2004

Current Assets	60.235	55.612	52.786

Cash and Cash Equivalents	23.417	21.210	19.987
Accounts Receivable	13.029	11.779	10.909
Inventories	13.607	14.655	14.264
Taxes Recoverable	4.956	4.577	3.901
Other	5.226	3.391	3.725

Long-Term Assets	14.102	14.676	14.908

Petroleum & Alcohol Account	770	765	749
Advances to Suppliers	684	661	959
Marketable Securities	618	739	859
Deferred Taxes and Social Contribution	4.292	3.932	3.486
Advance for Pension Plan Migration	1.205	1.203	1.218
Prepaid Expenses	1.363	1.465	1.513
Accounts Receivable	1.588	1.341	1.915
Deposits - Legal Matters	1.818	2.093	1.815
Taxes Recoverable	45	265	662
Other	1.719	2.212	1.732
Fixed Assets	109.184	101.872	96.972

Investments	2.281	1.975	2.079
Property, Plant & Equipment	105.429	98.735	93.323
Deferred	1.474	1.162	1.570

Total Assets	183.521	172.160	164.666

Liabilities	R$ Million
	Dec 31, 2005	Sep 30, 2005	Dec 31, 2004

Current Liabilities	42.360	35.076	36.726

Short-term Debt	10.503	8.391	8.805
Suppliers	9.207	9.839	9.268
Taxes and Social Contribution Payable	8.931	8.867	7.854
Project Finance and Joint Ventures	28	855	64
Pension Fund Obligations	483	396	441
Dividends	7.166	2.277	5.141
Payroll	1.196	1.312	874
Other	4.846	3.139	4.279
Long-Term Liabilities	55.714	54.893	60.497

Long-term Debt	34.439	36.042	42.977
Pension Fund Obligations	1.938	1.702	696
Health Care Benefits	7.031	6.736	5.674
Deferred Taxes and Social Contribution	8.462	7.407	7.474
Other	3.844	3.006	3.676
Provision for Future Earnings	483	544	502
Minority Interest	6.179	5.895	4.811

Shareholders’ Equity	78.785	75.752	62.130

Corporate Capital	33.235	33.235	33.235
Reserves	21.825	26.934	12.008
Net Income	23.725	15.583	16.887

Total Liabilities	183.521	172.160	164.666

As of 1.1.2005, the Special Purpose Entities, whose activities are directly or indirectly controlled by PETROBRAS, were included in the Consolidated Financial Statements, as per CVM Instruction No. 408/2004.

To facilitate comparability, the Special Purpose Entities were also included in the financial statements of 2004-Q4 and of 2004.

Some values related to prior periods were reclassified for the purpose of aligning the financial statements to the current period, thus facilitating comparability.

Statement of Cash Flow - Consolidated

R$ Million
Fourth Quarter				Fiscal Year

3Q-2005 (1)	2005 (1)	2004 (2)		2005 (1)	2004 (2)

5.632	8.142	4.237	Net Income (Loss)	23.725	16.887
5.483	372	1.221	(+) Adjustments	12.869	6.266

1.858	2.271	2.010	Depreciation & Amortization	8.035	6.868
(231)	1.722	(2.309)	Charges on Financing and Related Companies	(1.477)	(39)
558	(763)	448	Minority Interest	1.023	1.683
259	(292)	270	Result of Participation in Material Investments	250	145
1.813	(1.778)	1.546	Exchange Rate Variations of Fixed Assets	4.000	1.774
152	(265)	(546)	Deferred Income Tax and Social Contribution	890	974
(448)	1.210	66	Inventory Variation	657	(4.129)
1.549	(947)	(3.353)	Supplier Variations	(484)	(255)
(27)	(786)	3.089	Other Adjustments	(25)	(755)
11.115	8.514	5.458	(=) Net Cash Generated by Operating Activities	36.594	23.153
4.323	7.025	8.400	(-) Cash used for Capital Expenditures	22.409	22.707

3.788	4.713	6.053	Investment in E&P	15.445	14.970
774	1.061	1.364	Investment in Refining & Transport	3.445	4.893
769	262	21	Investment in Gas and Energy	1.732	921
133	144	733	Distribution	528	994
(30)	(59)	(79)	Dividends	(130)	(134)
(1.111)	904	308	Other investments	1.389	1.063

6.792	1.489	(2.942)	(=) Free Cash Flow	14.185	446
2.777	(718)	(2.450)	(-) Cash used in Financing Activities	10.755	8.036
2.564	(768)	(2.457)	Financing	5.604	2.566
213	50	7	Dividends	5.151	5.470
4.015	2.207	(492)	(=) Net Cash Generated in the Period	3.430	(7.590)

17.195	21.210	20.479	Cash at the Beginning of Period	19.987	27.577
21.210	23.417	19.987	Cash at the End of Period	23.417	19.987

(1) As of 1.1.2005, the Special Purpose Entities, whose activities are directly or indirectly controlled by PETROBRAS, were included in the Consolidated Financial Statements, as per CVM Instruction No. 408/2004.
(2) To facilitate comparability, the Special Purpose Entities were also included in the financial statements of 2004-Q4 and of 2004.

Some values related to prior periods were reclassified for the purpose of aligning the financial statements to the current period, thus facilitating comparability.

Statement of Value Added – Consolidated

	R$ Million
	Fiscal Year
	2005 (1)	2004 (2)
Description
Sales of Products and Services and Non-Operating Revenues	179.391	150.638
Raw Materials Used	(4.004)	(4.823)
Products for Resale	(29.035)	(30.177)
Materials, Energy, Services & Others	(23.594)	(14.642)

Added Value Generated	122.758	100.996

Depreciation & Amortization	(8.035)	(6.868)
Participation in Related Companies, Goodwill & Negative Goodwill	(250)	(145)
Financial Result	239	1.045
Rent and Royalties	599	376

Total Distributable Added Value	115.311	95.404

Distribution of Added Value
Personnel
Salaries, Benefits and Charges	9.643	7.516

	9.643	7.516

Government Entities
Taxes, Fees and Contributions	49.336	44.688
Government Take	14.474	11.327

	63.810	56.015

Financial Institutions and Suppliers
Financial Expenses, Interest, Rent & Freight	17.110	13.303

Shareholders
Dividends / Interest on Own Capital	7.051	5.044
Retained Earnings	16.674	11.843

	23.725	16.887
Minority Interest	1.023	1.683

	24.748	18.570

(1) As of 1.1.2005, the Special Purpose Entities, whose activities are directly or indirectly controlled by PETROBRAS, were included in the Consolidated Financial Statements, as per CVM Instruction No. 408/2004.
(2) To facilitate comparability, the Special Purpose Entities were also included in the financial statements of 2004-Q4 and of 2004.

Some values related to prior periods were reclassified for the purpose of aligning the financial statements to the current period, thus facilitating comparability.

Consolidated Result by Business Area - December 31, 2005

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
INCOME STATEMENTS

Net Operating Revenues	69.487	109.599	8.088	38.309	11.468	-	(100.346)	136.605

Intersegments	65.007	30.027	2.402	545	2.365	-	(100.346)
Third Parties	4.480	79.572	5.686	37.764	9.103	-	-	136.605
Cost of Goods Sold	(29.682)	(97.452)	(6.447)	(34.620)	(7.350)	-	98.443	(77.108)

Gross Profit	39.805	12.147	1.641	3.689	4.118	-	(1.903)	59.497
Operating Expenses	(3.287)	(3.665)	(2.097)	(2.451)	(1.931)	(6.427)	134	(19.724)
Sales, General & Administrative	(873)	(3.000)	(1.365)	(2.314)	(1.131)	(2.359)	134	(10.908)
Taxes	(30)	(79)	(61)	(164)	(129)	(432)	-	(895)
Exploratory Costs	(1.899)	-	-	-	(346)	-	-	(2.245)
Losses on Recovery of Assets	(27)	-	-		(77)	-	-	(104)
Research & Development	(372)	(134)	(53)	(2)	(5)	(369)	-	(935)
Health and Pension Plans	-	-	-	-	-	(2.011)	-	(2.011)
Others	(86)	(452)	(618)	29	(243)	(1.256)	-	(2.626)

Operating Profit (Loss)	36.518	8.482	(456)	1.238	2.187	(6.427)	(1.769)	39.773
Interest Income (Expenses)	(1.007)	119	89	21	(1.263)	(794)	(8)	(2.843)
Equity Income	-	200	(42)	-	100	(508)	-	(250)
Monetary corretion	-	-	-	-	-	-	-	-
Non-operating Income (Expense)	(98)	(19)	(38)	(9)	(6)	46	-	(124)

Income (Loss) Before Taxes and Minority Interests	35.413	8.782	(447)	1.250	1.018	(7.683)	(1.777)	36.556
Income Tax & Social Contribution	(11.732)	(2.868)	87	(390)	(307)	3.792	616	(10.802)
Minority Interests	(613)	(74)	(237)	-	(99)	-	-	(1.023)
Employee Profit Sharing Plan	(369)	(284)	(27)	(76)	(45)	(205)	-	(1.006)

Net Income (Loss)	22.699	5.556	(624)	784	567	(4.096)	(1.161)	23.725

Consolidated Result by Business Area - December 31, 2004

	R$ million

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

INCOME STATEMENTS

Net Operating Revenues	55.220	82.931	5.944	30.507	10.593	-	(74.067)	111.128

Intersegments	47.826	22.933	1.159	508	1.641	-	(74.067)	-
Third Parties	7.394	59.998	4.785	29.999	8.952	-	-	111.128
Cost of Goods Sold	(23.816)	(75.643)	(4.606)	(27.454)	(6.830)	-	73.280	(65.069)

Gross Profit	31.404	7.288	1.338	3.053	3.763	-	(787)	46.059
Operating Expenses	(2.303)	(3.684)	(1.296)	(2.225)	(1.825)	(4.796)	-	(16.129)
Sales, General & Administrative	(686)	(2.889)	(693)	(1.818)	(1.062)	(1.748)	-	(8.896)
Taxes	(21)	(77)	(60)	(158)	(133)	(806)	-	(1.255)
Exploratory Costs	(1.168)	-	-	-	(516)	-	-	(1.684)
Losses on Recovery of Assets	(54)	-	-	-	-	-	-	(54)
Research & Development	(306)	(143)	(23)	(7)	(4)	(213)	-	(696)
Health and Pension Plan	-	-	-	-	-	(1.321)	-	(1.321)
Others	(68)	(575)	(520)	(242)	(110)	(708)	-	(2.223)

Operating Profit (Loss)	29.101	3.604	42	828	1.938	(4.796)	(787)	29.930
Interest Income (Expenses)	(1.000)	161	360	(7)	(1.239)	(1.561)	(35)	(3.321)
Equity Income	-	191	18	-	21	(375)	-	(145)
Non-operating Income (Expense)	(248)	119	(8)	(6)	(44)	(20)	-	(207)

Income (Loss) Before Taxes and Minority
Interests	27.853	4.075	412	815	676	(6.752)	(822)	26.257
Income Tax & Social Contribution	(9.362)	(1.265)	281	(134)	50	3.229	297	(6.904)
Minority Interests	(76)	(41)	(1.206)	-	(360)	-	-	(1.683)
Employee Profit Sharing Plan	(332)	(216)	(4)	(58)	(19)	(154)	-	(783)

Net Income (Loss)	18.083	2.553	(517)	623	347	(3.677)	(525)	16.887

(1)	With the objective of adapting the segmented results to the new procedures as a result of implementing SAP-R/3 [software applications], beginning in 2005 the receipts from the sale of petroleum to third parties will be allocated according to where the sale is actually realized, which may be either the Exploration and Production or Supply segment. Until 2004, the sale of petroleum was allocated only to the Exploration and Production segment.

Considering that the methodology of internal prices for transfers of oil is based on market parameters and that all the petroleum sold by the area of Supply originates in transfer from the area of Exploration and Production, this adaptation practically produces no effects on the profit or loss of the areas; it is limited to an increase of the Net Intersegmented Operational Revenues of the area of Exploration and Production balanced by a reduction on the line of Net Operating Revenues with Third Parties as well as increases on the line of Net Operating Revenues with Third Parties and on the Cost of Products and Services Sold from Supply.

Statement of Other Operating Revenues (Expenses) 12.31.2005

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Operating expenses with thermoelectric plants	-	-	(1.126)	-	-	-	-	(1.126)
Institutional relations and cultural projects	-	(7)	-	(99)	-	(872)	-	(978)
Losses and Contingencies related to Legal Procedures	(28)	(316)	-	83	(31)	(51)	-	(343)
Unscheduled stoppages at installations and production equipment	(68)	(89)	-	-	-	-	-	(157)
Contractual losses from ship-or-pay transport services	-	-	-	-	(147)	-	-	(147)
Result from hedge operations	-	(18)	419	-	-	-	-	401
Rent revenues	-	-	-	51	-	-	-	51

Others	10	(22)	89	(6)	(65)	(333)	-	(327)

	(86)	(452)	(618)	29	(243)	(1.256)	-	(2.626)

Statement of Other Operating Revenues (Expenses) 12.13.2004

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Operating expenses with thermoelectric plants	-	-	(597)	-	-	-	-	(597)
Institutional relations and cultural projects	-	(9)	-	(102)	-	(646)	-	(757)
Losses and Contingencies related to Legal Procedures	(43)	(122)	(2)	(106)		(52)	-	(325)
Unscheduled stoppages at installations and production equipment	(118)	(127)	-	-	-	-	-	(245)
Contractual losses from ship-or-pay transport services	-	-	-	-	(169)	-	-	(169)
Result from hedge operations	-	(272)	259	-	-	-	-	(13)
Rent revenues	-	-	-	45	-	-	-	45
Statutory Social Plan (INSS) Contigencies	(135)	-	-	-	-	-	-	(135)
								-
Others	228	(45)	(180)	(79)	59	(10)		(27)

	(68)	(575)	(520)	(242)	(110)	(708)	-	(2.223)

Statement of Extraordinary Items in 12.31.2005

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Operating Income (Loss) by Business Segment	36.518	8.482	(456)	1.238	2.187	(6.427)	(1.769)	39.773
Extraordinary Items:
Contractual Losses from Ship-or-Pay Transport Services	-	-	-	-	147	-	-	147
Net Profit in Assets Exchange	-	-	-	-	-	(146)	-	(146)
Lawsuit Loss Related to ICMS Tax	-	286	-	-	-	-	-	286
Regulatory Framework Changes Effect	-	-	-	-	23	-	-	23
Making up for thermo-plant short fall in the Northeast	-	-	118	-	-	-	-	118
Costs incurred to renegotiate existing contracts with thermo-plants	-	-	376	-	-	-	-	376

Extraordinary Items Subtotal	-	286	494	-	170	(146)	-	804

Operating Income (Loss) by Business Segment before Extraordinary Items	36.518	8.768	38	1.238	2.357	(6.573)	(1.769)	40.577

Net Income (Loss) by Business Segment	22.699	5.556	(624)	784	567	(4.096)	1.161	23.725
Extraordinary Items	-	286	494	-	170	(146)	-	804
Tax Effects	-	(98)	(93)	-	(87)	50	-	(228)

Net Income (Loss) by Business Segment before Extraordinary Items	22.699	5.744	(223)	784	650	(4.192)	(1.161)	24.301

Statement of Extraordinary Items in 12.31.2004

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Operating Income (Loss) by Business Segment	29.101	3.604	42	828	1.938	(4.796)	(787)	29.930

Extraordinary Items:
Contractual Losses from Ship-or-Pay Transport Services	-	-	-	-	169	-	-	169
Statutory Social Plan (INSS) Contigencies	135	-	-	-	-	-	-	135
Provision for Abandonment of Wells and Disassembling of Areas	(412)	-	-	-	-	-	-	(412)
Write-off on Signature Bonus in Angola	-	-	-	-	192	-	-	192
Fiscal Credit PEPSA	-	-	-	-	(239)	-	-	(239)
Statutory Pension Plan Credits Recovery	-	-	-	-	-	165	-	165
Fiscal Indebtedness	-	94	-	-	-	-	-	94
Costs incurred to renegotiate existing contracts with thermo-plants	-	-	69	-	-	-	-	69

Extraordinary Items Subtotal	(277)	94	69	-	122	165	-	173

Operating Income (Loss) by Business Segment before Extraordinary Items	28.824	3.698	111	828	2.060	(4.631)	(787)	30.103

Net Income (Loss) by Business Segment	18.083	2.553	(517)	623	347	(3.677)	(525)	16.887
Extraordinary Items	(277)	94	69	-	122	165	-	173
Tax Effects	94	(32)	(23)	-	(123)	(56)	-	(140)

Net Income (Loss) by Business Segment before Extraordinary Items	17.900	2.615	(471)	623	346	(3.568)	(525)	16.920

Consolidated Assets by Business Segment - 12.31.2005

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

ASSETS	68.312	40.438	21.404	8.815	21.025	39.018	(15.491)	183.521

CURRENT ASSETS	7.528	20.766	4.677	4.865	6.289	23.181	(7.072)	60.234

CASH AND CASH EQUIVALENTS	1.640	1.458	1.960	371	1.499	16.489	-	23.417
OTHERS	5.888	19.308	2.717	4.494	4.790	6.692	(7.072)	36.817
NON-CURRENT ASSETS	3.336	1.186	2.158	1.097	777	13.624	(8.075)	14.103

PETROLEUM AND ALCOHOL ACCT.	-	-	-	-	-	770	-	770
MARKETABLE SECURITIES	310	5	-	2	1	300	-	618
OTHERS	3.026	1.181	2.158	1.095	776	12.554	(8.075)	12.715
FIXED ASSETS	57.448	18.486	14.569	2.853	13.959	2.213	(344)	109.184

Consolidated Assets by Business Segment - 09.30.2005

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

ASSETS	60.492	41.831	22.193	8.641	19.602	37.177	(17.776)	172.160

CURRENT ASSETS	5.939	22.756	4.143	4.858	5.937	20.722	(8.743)	55.612

CASH AND CASH EQUIVALENTS	1.203	1.412	961	250	1.356	16.028	-	21.210
OTHERS	4.736	21.344	3.182	4.608	4.581	4.694	(8.743)	34.402
NON-CURRENT ASSETS	2.993	1.565	2.441	982	962	14.422	(8.689)	14.676

PETROLEUM AND ALCOHOL ACCT.	-	-	-	-	-	765	-	765
MARKETABLE SECURITIES	320	5	-	2	1	411	-	739
OTHERS	2.673	1.560	2.441	980	961	13.246	(8.689)	13.172
FIXED ASSETS	51.560	17.510	15.609	2.801	12.703	2.033	(344)	101.872

Consolidated Assets by Business Segment - 12.31.2004

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

ASSETS	60.307	37.161	19.145	8.173	21.286	42.888	(24.294)	164.666

CURRENT ASSETS	6.516	19.564	3.604	4.610	5.751	17.465	(4.724)	52.786

CASH AND CASH EQUIVALENTS	2.330	1.338	787	304	1.387	13.841	-	19.987
OTHERS	4.186	18.226	2.817	4.306	4.364	3.624	(4.724)	32.799
NON-CURRENT ASSETS	5.032	1.639	2.329	903	985	23.237	(19.217)	14.908

PETROLEUM AND ALCOHOL ACCT.	-	-	-	-	-	749	-	749
MARKETABLE SECURITIES	425	5	-	3	12	5.649	(5.235)	859
OTHERS	4.607	1.634	2.329	900	973	16.839	13.982	13.300
FIXED ASSETS	48.759	15.958	13.212	2.660	14.550	2.186	(353)	96.972

Consolidated Results – International Business Area - 12.31.2005

	R$ Million INTERNATIONAL

	E&P	SUPPLY	G&E	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
INTERNATIONAL AREA
ASSETS	14.633	3.293	4.208	487	6.461	(8.057)	21.025

Income Statement
Net Operating Revenues	5.583	5.399	2.296	2.486	51	(4.347)	11.468

Intersegments	3.399	2.915	390	8	-	(4.347)	2.365
Third Parties	2.184	2.484	1.906	2.478	51	-	9.103
Operating Profit (Loss)	2.175	187	370	(21)	(575)	51	2.187
Net Income (Loss)	655	154	310	(14)	(580)	42	567

Consolidated Results – International Business Area

	R$ Million INTERNATIONAL

	E&P	SUPPLY	G&E	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
INTERNATIONAL AREA
ASSETS (09.30.2005)	13.171	3.199	3.801	479	5.409	(6.457)	19.602

Income Statement (12.31.2004)
Net Operating Revenues	4.779	5.833	2.061	2.428	47	(4.555)	10.593

Intersegments	2.872	2.962	323	39	-	(4.555)	1.641
Third Parties	1.907	2.871	1.738	2.389	47	-	8.952
Operating Profit (Loss)	1.577	628	467	(388)	(383)	37	1.938
Net Income (Loss) (1)	341	569	365	(276)	(691)	39	347
ASSETS (12.31.2004)	13.576	3.339	4.231	589	5.506	(5.955)	21.286

PETROBRAS SYSTEM	Appendices

1. Changes in the Petroleum and Alcohol Accounts

R$ Million
	Fourth Quarter			Fiscal Year
3Q-2005	2005	2004		2005	2004

758	765	754	Initial Balance	749	689
-	-	-	Reimbursement to Petrobras	-	4
7	5	3	Intercompany Lending Charges	21	14
-	-	(8)	Partial Settlement- STN	-	(8)
-	-		Regularization - GTI*	-	50

765	770	749	Final Balance	770	749

* GOVERNMENTAL AUDITING WORK GROUP

SETTLING OF ACCOUNTS WITH THE FEDERAL GOVERNMENT

As defined in Law no. 10.742 of October 06, 2003, the settling of accounts with the Federal Government should have taken place by June 30, 2004. PETROBRAS, working with the Ministry of Mines and Energy – MME, is seeking to balance the differences still remaining with the Secretary of the National Treasury – STN, with a view to concluding the operation in accordance with the provision of Temporary Measure no. 2.181 -45 of August 24, 2001.

The balance of the account may be paid by means of the issuing of National Treasury bonds, of a value equal to the final balance of the settled accounts or with other amounts that PETROBRAS may, by chance, be owing the Federal Government, including those relating to taxes, or a combination of the previous options.

2. Analysis of the Consolidated Gross Margin

Main Items		Net Revenues	Cost of Goods Sold	Gross Income

. Domestic Market:	- Effect of Volumes Sold	(537)	321	(216)
	- Effect of Prices	1.904	-	1.904
. Intl. Market:	- Effect of Export Volumes	657	(7)	650
	- Effect of Export Price	(1.038)	-	(1.038)
. Increase expenses:	- Oil, Gas and Oil Product Imports	-	150	150
	- Third-Party Services	-	(151)	(151)
	- Domestic Government Take	-	(885)	(885)
	- Salaries, Perquisites and Benefits	-	(230)	(230)
	- Materials, Services and Depreciation	-	(138)	(138)
. Increase in Profitability of Distribution Segment		6	-	6
. Increase (Decrease) Operations of Commercialization Abroad		(655)	615	(40)
. Increase (Decrease) in International Sales		639	(399)	240
. FX Effect on Controlled Companies' Revenues and Costs Abroad		197	(187)	10
. Others		1.754	(530)	1.224

		2.927	(1.441)	1.486

3. Consolidated Taxes and Obligations

The economic contribution of PETROBRAS to the Nation, measured by means of the generation of taxes, duties, and current social obligations, totaled R$ 45,758 million in 2005.

R$ million
	Fourth Quarter				Fiscal Year
3Q-2005	2005	2004	Δ%		2005	2004	Δ%
				Economic Contribution - Country
3.982	4.248	3.810	11	Value Added Tax (ICMS)	15.518	14.189	9
1.915	1.888	1.869	1	CIDE (1)	7.444	7.647	(3)
2.558	2.926	2.826	4	PASEP/COFINS	10.385	11.021	(6)
3.316	2.363	1.285	84	Income Tax & Social Contribution	10.401	6.500	60
658	407	340	20	Others	2.010	1.756	14

12.429	11.832	10.130	17	Subtotal	45.758	41.113	11

792	1.021	906	13	Economic Contribution - Foreign	3.578	3.575	-

13.221	12.853	11.036	16	Total	49.336	44.688	10

(1) CIDE – CONTRIBUTION FOR INTERVENTION IN THE ECONOMIC DOMAIN.

4. Payments to Governments

R$ million
	Fourth Quarter				Fiscal Year
3Q-2005	2005	2004	Δ%		2005	2004	Δ%
				Country
1.769	1.712	1.435	19	Royalties	6.366	5.020	27
2.035	2.003	1.776	13	Special Participation	7.279	5.717	27
18	58	20	190	Surface Rental Fees	110	87	26

3.822	3.773	3.231	17	Subtotal	13.755	10.824	27

188	249	105	137	Foreign	719	503	43

4.010	4.022	3.336	21	Total	14.474	11.327	28

The payments to governments in the Nation increased 28%, in comparison to 2004, reflecting the increase by 38% in the reference prices for domestic petroleum, which averaged US$ 41.85 (US$ 30.26 in 2004).

5. Consolidated Reconciliation of Shareholders’ Equity and Net income

	R$ Million

	Shareholders' Equity	Result
. According to PETROBRAS information as of December 31, 2005	80.703	23.450
. Profit in the sales of products in affiliated inventories	(302)	(302)
. Reversal of profits on inventory in previous years	-	384
. Capitalized interest	(604)	(168)
. Absorption of negative net worth in affiliated companies (*)	(255)	295
. Other eliminations	(757)	66

. According to consolidated information as of December 31, 2005	78.785	23.725

* In accordance with the Brazilian Securities and Exchange Commission (CVM) Instruction no. 247/96, losses that are considered to be of a non-permanent (temporary) nature, on investments evaluated by the equity method and which do not present signs of paralyzation or of need of financial support by the investor, should be limited to the value of the investment of the parent company. Therefore, the losses that were caused by excess of liabilities over assets (negative shareholder equity) of controlled companies do not influence the profit and the shareholders’ equity of PETROBRAS in the 2005, and produce an item of reconciliation between the Financial Statements of PETROBRAS and the Consolidated Financial Statements.

6. Trends of PETROBRAS Shares and ADR [American Depository Receipts]

Nominal Change
	Fourth Quarter			Fiscal Year
3Q-2005	2005	2004		2005	2004
32,71%	2,61%	2,70%	Petrobras ON	55,09%	26,63%
32,87%	4,38%	3,54%	Petrobras PN	53,19%	27,17%
37,14%	-0,31%	12,85%	ADR- Level III - ON	79,16%	36,05%
38,47%	0,97%	13,44%	ADR- Level III - PN	77,77%	35,82%
26,08%	5,93%	12,70%	IBOVESPA	27,71%	17,81%
2,86%	1,41%	6,97%	DOW JONES	-0,61%	3,15%
4,61%	2,49%	14,69%	NASDAQ	1,37%	8,59%

The equity value of a share of PETROBRAS on December 31, 2005 reached R$ 18.40.

7. Statement of the Base Profit of the Parent Company for the Purposes of Dividends

R$ Million
Fiscal Year
2005
Net Income in the Fiscal Year	23.450
Appropriation:
Legal Reserve	(1.173)

22.277
(+) Reversal of Reserves/Adjustments:
Re-evaluation Reserve	9

(=) Basic Profit for Dividend Purposes	22.286

Proposed dividend, equivalent to 31.78% of basic profit - R$1,60 per share
(29.88% in 2004, R$ 1.15 per share), comprised of:
Interest on Own Capital	5.483
Dividend	1.535

Total Dividends Proposed	7.018

The dividends proposed for the year 2005, in the amount of R$ 7,018 million (R$ 1.60 per share), are composed of the following:

	Value per Share ON and PN	Value R$ Million
DIVIDENDS TO BE DELIBERATED AT THE GENERAL ORDINARY MEETING

Interest on Own Capital - Approved by the Board of Directors on 06.17.2005 - Paid on
01.05.2006, on the shareholder position of 06.30.2005	0,50	2.193

Interest on Own Capital - Approved by the Board of Directors 12.16.2005, to be held up
to 03.31.2006, on the shareholder position of 12.31.2005	0,50	2.193

Interest on Own Capital - Proposed by the Board of Directors 02.17.2006 -The payment date will be established at the General Ordinary Meeting to be held on 04.03.2006, on the
shareholder position of the same date	0,25	1.097

Dividends - Proposed by the Board of Directors on 02.17.2005 - The payment date will be determined at the General Ordinary Meeting to be held 04.03.2006, on the
shareholder position of the same date	0,35	1.535

TOTAL DIVIDENDS	1,60	7.018

Dividends and interest on shareholders’ capital to be made available will have their monetary value adjusted for inflation, beginning on 12.31.2005 and up to the date when distribution begins, according to the variation of the rate of the Special System for Settlement and Custody (SELIC).

The management of PETROBRAS is proposing to the Extraordinary Shareholders’ Meeting the increase of the capital stock of the Company from R$ 32.896 million to R$ 48.248 million without the issue of new shares .This will be done by means of capitalization of part of the excess of profit reserve, in the amount of R$ 15.012 million, being R$ 844 million from the statutory reserves and R$ 14.169 million from the retained earning reserves. Other R$ 339 million will be capitalized from the balance of the monetary correction on paid in capital reserve.

8. Exchange Exposure

The exchange exposure of the PETROBRAS System is measured according to the following table:

Assets	R$ Million

	12.31.2005	09.30.2005	12.31.2004

Current Assets	17.531	18.401	18.765

Cash and Cash Equivalents	4.658	7.172	9.843
Others Current Assets	12.873	11.229	8.922

Non-current Assets	3.009	3.803	2.499

Fixed Assets	29.097	26.656	25.747

Investments	(272)	184	145
Property, Plant & Equipment	28.777	25.959	24.806
Others Fixed Assets	592	513	796

Total Assets	49.637	48.860	47.011

Assets	R$ Million

	12.31.2005	09.30.2005	12.31.2004

Current Liabilities	15.141	15.602	13.874

Short-term Debt	7.393	6.130	7.560
Suppliers	4.583	5.737	3.587
Others Current Liabilities	3.165	3.735	2.727
Long-term Liabilities	30.802	30.900	37.000

Long-term Debt	28.498	29.367	35.177
Others Long-term Liabilities	1.584	1.533	1.823

Total Liabilities	45.223	46.502	50.874

Net Liabilities in Reais	4.414	2.358	(3.863)

(+) Investment Funds - Exchange	11.469	9.572	8.349
(-) FINAME Loans - dollar-indexed reais	627	651	870

Net Assets in Reais	15.256	11.279	3.616

Net Assets in Dollar	6.518	5.076	1.362

Exchange rate (*)	2,3407	2,2222	2,6544
(*) Conversion of values into reais is done considering the selling price of the dollar on the closing day of the period.

PETROBRAS SYSTEM	Financial Statements

Income Statement – Parent Company

R$ Million
	Fourth Quarter			Fiscal Year
3Q-2005	2005	2004		2005	2004
37.871	39.014	32.225	Gross Operating Revenues	143.666	120.025
(9.779)	(9.954)	(9.335)	Sales Deductions	(37.843)	(34.450)

28.092	29.060	22.890	Net Operating Revenues	105.823	85.575
(15.030)	(15.899)	(13.462)	Cost of Goods Sold	(57.512)	(48.608)

13.062	13.161	9.428	Gross Profit	48.311	36.967
			Operating Expenses
(2.117)	(2.204)	(1.516)	Sales, General & Administrative	(7.649)	(5.458)
(334)	(1.089)	(304)	Cost of Prospecting, Drilling & Lifting	(1.899)	(1.166)
	(27)	(54)	Loss in Assets Recovery	(27)	(54)
(247)	(271)	(188)	Research & Development	(933)	(689)
(114)	(120)	(101)	Taxes	(443)	(808)
(457)	(519)	(321)	Health and Pension Plan	(1.889)	(1.240)
(230)	(681)	(440)	Others	(2.692)	(2.805)
			Net Financial Expense
337	1.522	(451)	Income	2.369	1.611
(555)	(522)	(618)	Expense	(2.243)	(2.253)
(1.750)	2.239	(2.212)	'Monetary & Foreign Exchange Correction - Assets	(4.069)	(2.414)
1.349	(1.985)	2.551	'Monetary & Foreign Exchange Correction - Liabilities	2.882	2.492

(619)	1.254	(730)		(1.061)	(564)
86	693	21	Gains from Investment in Subsidiaries	1.782	1.350

9.030	10.197	5.795	Operating Profit	33.500	25.533
1	15	(161)	Non-operating Income (Expense)	(200)	(228)
(3.115)	(1.944)	(1.499)	Income Tax & Social Contribution	(9.004)	(6.891)
(237)	(303)	(97)	Employee Profit Sharing Plan	(846)	(660)

5.679	7.965	4.038	Net Income (Loss)	23.450	17.754

To facilitate comparability, some amounts regarding previous periods were reclassified in order to adapt them to statements for the current period.

Balance Sheet – Parent Company

Assets	R$ Million
	Dec. 31, 2005	Sep. 30, 2005	Dec. 31, 2004

Current Assets	44.695	41.053	35.443

Cash and Cash Equivalents	17.482	15.146	11.580
Accounts Receivable	10.676	9.451	7.421
Inventories	10.338	11.621	11.556
Dividends	946	168	440
Recoverable Taxes and Contributions	2.902	2.773	2.117
Diferred Taxes and Social Contributions	1.135	475	849
Others	1.216	1.419	1.480

Non-current assets	37.601	39.478	45.128

Petroleum & Alcohol Account	770	765	749
Subsidiaries, Controlled Companies and Affiliates	28.117	29.701	35.182
Ventures under Negotiation	443	1.325	1.211
Advances to Suppliers	684	661	959
Advance for Pension Plan Migration	1.205	1.203	1.218
Deferred Taxes and Social Contribution	2.334	2.070	2.030
Judicial Deposits	1.444	1.344	1.069
Antecipated Expenses	1.061	1.122	1.076
Others	1.543	1.287	1.634

Fixed assets	71.717	66.495	57.065

Investments	20.367	18.422	14.049
Property, Plant & Equipment	50.772	47.558	42.582
Deferred	578	515	434

Total Assets	154.013	147.026	137.636

Liabilities	R$ Million
	Dec. 31, 2005	Sep. 30, 2005	Dec. 31, 2004

Current Liabilities	47.696	44.603	47.937

Short-term Debt	1.656	1.154	1.310
Suppliers	24.865	26.722	26.950
Taxes & Social Contribution Payable	7.292	7.429	6.583
Dividends	7.018	2.193	5.044
Project Finance and Joint Ventures	2.422	3.917	4.652
Pension fund obligations	462	362	415
Others	3.981	2.826	2.983

Long-term Liabilities	25.614	24.867	25.445

Long-term Debt	6.409	6.948	8.589
Subsidiaries & Controlled Companies	1.925	1.968	3.420
Pension fund obligations	1.749	1.561	601
Health Care Benefits	6.477	6.208	5.214
Deferred Taxes & Social Contribution	6.270	6.094	5.264
Others	2.784	2.088	2.357

Shareholders' Equity	80.703	77.556	64.254

Capital Stock	33.235	33.235	33.235
Reserves	47.468	44.321	31.019

Total liabilities	154.013	147.026	137.636

Statement of Cash Flow – Parent Company

				R$ Million
	Fourth Quarter			Fiscal Year
3Q-2005	2005	2004		2005	2004
5.679	7.965	4.038	Net Income (Loss)	23.450	17.754
4.249	(3.203)	3.520	(+) Adjustments	774	8.020

930	992	1.063	Depreciation & Amortization	3.739	3.807
1.119	(1.055)	(525)	Oil and Oil Products Supply - Foreign	(962)	4.801
675	(1.534)	1.470	Charges on Financing and Affiliated Companies	(808)	1.163
(87)	(692)	(21)	Results of Participation in Material Investments	(1.782)	(1.350)
1.612	(914)	1.533	Other Adjustments	587	(401)
9.928	4.762	7.558	(=) Net Cash Generated by Operating Activities	24.224	25.774
3.335	6.138	5.045	(-) Cash used for Cap.Expend.	16.024	14.142

2.543	2.948	2.988	Investment in E&P	9.895	9.126
666	2.669	931	Investment in Refining & Transport	4.404	3.845
493	(483)	372	Investment in Gas and Energy	850	508
93	217	430	Structured Projects Net of Advance	591	411
(234)	-	-	Dividends	(531)	(560)
(226)	787	324	Other Investments	815	812

6.593	(1.376)	2.513	(=) Free Cash Flow	8.200	11.632
2.942	(3.712)	4.070	(-) Cash used in Financing Activities	2.298	20.275

3.651	2.336	(1.557)	(=) Cash Generated in the Period	5.902	(8.643)

11.495	15.146	13.137	Cash at the Beginning of Period	11.580	20.223
15.146	17.482	11.580	Cash at the End of Period	17.482	11.580

Statement of Value Added – Parent Company

	R$ million
	Fiscal Year
Description	2005	2004
Gross Operating Revenue from Sales &/ Services	143.987	120.341
Raw Materials Used	(11.964)	(14.428)
Products for Resale	(6.961)	(7.660)
Materials, Energy, Services & Others	(20.081)	(12.432)

Value Added Generated	104.981	85.821

Depreciation & Amortization	(3.739)	(3.807)
Participation in Associated Companies	1.782	1.350
Financial Income Net	1.923	1.531
Rents and Royalties	400	377

Total Distributable Value Added	105.347	85.272

Distribution of Value Added
Personnel
Salaries, Benefits and Charges	7.498	5.614
Government Entities
Taxes, Fees and Contributions	48.045	41.912
Government Participation	13.754	10.824
Income Tax & Social Contribution- Diferred	422	1.692

	62.221	54.428

Financial Institutions and Suppliers
Financial Expenses, Interest	2.984	2.096
Monetary and FX Liabilities Variation	9.194	5.380

	12.178	7.476

Shareholders
Dividends	7.018	5.044
Reatained Earnings	28.610	20.186

Net Income	35.628	25.230

To facilitate comparability, some amounts regarding previous periods were reclassified in order to adapt them to statements for the current period.

PETROBRAS S.A

http: //www.petrobras.com.br/ri

For more information, please contact:

PETRÓLEO BRASILEIRO S.A – Petrobras
Investor Relations
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 2202-B
20031-912 – Rio de Janeiro, RJ
Telephone: (55-21) 3224-1510 / 9947
0800-282-1540

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.